Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174038

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 22, 2011

15,000,000 Shares

KAR Auction Services, Inc.

Common Stock

The shares of common stock are being sold by the selling stockholder. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “KAR.” The closing price on the New York Stock Exchange on August 7, 2013 was $25.06 per share.

The underwriters have an option to purchase a maximum of 2,250,000 additional shares from the selling stockholder.

Investing in our common stock involves risks. See “Risk Factors” on page S-11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$25.00	$0.75	$24.25
Total	$375,000,000	$11,250,000	$363,750,000

Delivery of the shares of common stock will be made on or about August 13, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Goldman, Sachs & Co.

J.P. Morgan

Lead Managers

Barclays	BMO Capital Markets	BofA Merrill Lynch	Deutsche Bank Securities

Senior Co-Managers

Baird	Barrington Research	BB&T Capital Markets	Stephens Inc.

The date of this prospectus supplement is August 7, 2013.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus that we may issue. None of we, the selling stockholder or the underwriters have authorized anyone to provide you with information that is different. The selling stockholder is offering to sell these securities and seeking offers to buy these securities only in jurisdictions where the offers and sales are permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any related free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations or prospects may have changed since those dates.

The distribution of this prospectus supplement and the accompanying prospectus and this offering in certain jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See the section entitled “Underwriting.”

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You should read this prospectus supplement and the accompanying prospectus carefully before investing in the common stock. This prospectus supplement and the accompanying prospectus contain the terms of this offering of common stock. This prospectus supplement may add, update or change information in the accompanying prospectus. In addition, the information incorporated by reference in the accompanying prospectus may have added, updated or changed information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with any information in the accompanying prospectus, this prospectus supplement will supersede such information.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, the following terms have the following meanings:

•	the “Company,” “we,” “us” and “our” refer to KAR Auction Services, Inc., a Delaware corporation, and its subsidiaries;

•	“ADESA” refers, collectively, to ADESA, Inc., a wholly-owned subsidiary of KAR Auction Services, and ADESA, Inc.’s subsidiaries, including OPENLANE, Inc. (“OPENLANE”);

•

“AFC” refers, collectively, to Automotive Finance Corporation, a wholly-owned subsidiary of ADESA, and Automotive Finance Corporation’s subsidiaries and other related entities, including PWI Holdings, Inc.;

•	“Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P.;

•	“IAA” refers, collectively, to Insurance Auto Auctions, Inc., a wholly-owned subsidiary of KAR Auction Services, and Insurance Auto Auctions, Inc.’s subsidiaries;

•	“KAR Auction Services” refers to KAR Auction Services, Inc. and not to its subsidiaries;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors, other equity co-investors and management of the Company; and

•

“2007 Transactions” refers to the following events: On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007. Concurrently with the merger, IAA was contributed by affiliates of Kelso & Company and Parthenon Capital and IAA’s management to KAR Auction Services. Both ADESA and IAA became wholly-owned subsidiaries of KAR Auction Services.

This prospectus supplement and the accompanying prospectus contain references to a number of trademarks (including service marks) that are our registered trademarks or trademarks for which we have pending applications or common law rights. These include, among others, OPENLANE®, CarsArrive®, LiveBlock®, DealerBlock® and CSAToday® and our logos. Trade names, trademarks and service marks of other companies appearing in this prospectus supplement are the property of their respective holders.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and which are subject to certain risks, trends and uncertainties. In particular, statements made in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as “should,” “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward-looking statements. Such statements, including statements regarding our future growth; anticipated cost savings, revenue increases and capital expenditures; dividend declarations and payments; strategic initiatives, greenfields and acquisitions; our competitive position and retention of customers; and our continued investment in information technology, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement. Some of these factors include:

•	fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles and the resulting impact on auction sales volumes, conversion rates and loan transaction volumes;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	the ability of consumers to lease or finance the purchase of new and/or used vehicles;

•	the ability to recover or collect from delinquent or bankrupt customers;

•	economic conditions including fuel prices, foreign exchange rates and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	trends in the number of commercial vehicles being brought to auction, in particular off-lease volumes;

•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;

•	increases in the number of used vehicles purchased on virtual auction platforms;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles auctioned, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures;

•	costs associated with the acquisition of businesses or technologies;

•	litigation developments;

•	our ability to successfully implement our business strategies or realize expected cost savings and revenue enhancements;

•	our ability to maintain our brand and protect our intellectual property;

•	our ability to develop and implement information systems responsive to customer needs;

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•	business development activities, including acquisitions and integration of acquired businesses;

•	the costs of environmental compliance and/or the imposition of liabilities under environmental laws and regulations;

•	weather, including increased expenses as a result of catastrophic events;

•	general business conditions;

•	our substantial amount of debt;

•	restrictive covenants in our debt agreements;

•	our assumption of the settlement risk for vehicles sold;

•	any impairment to our goodwill or other intangible assets;

•	our self-insurance for certain risks;

•	any losses of key personnel;

•	interruptions to service from our workforce;

•	changes in effective tax rates;

•	changes to accounting standards; and

•	other risks described from time to time in our filings with the SEC.

Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this prospectus supplement are made as of the date on which they are made and we do not undertake to update our forward-looking statements.

Our future growth depends on a variety of factors, including our ability to increase vehicle sold volumes and loan transaction volumes, expand our product and service offerings, including information systems development, acquire and integrate additional business entities, manage expansion, control costs in our operations, introduce fee increases, and retain our executive officers and key employees. We cannot predict whether our growth strategy will be successful. In addition, we cannot predict what portion of overall sales will be conducted through online auctions or other remarketing methods in the future and what impact this may have on our auction business.

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SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus supplement or incorporated by reference into this prospectus supplement. It does not contain all the information you should consider before purchasing our securities. This summary may not contain all of the information that may be important to you. You should read in their entirety this prospectus supplement, the accompanying prospectus and any other related free writing prospectus, together with the additional information described under the section entitled “Where You Can Find More Information” beginning on page S-35 of this prospectus supplement. You should pay special attention to the “Risk Factors” section beginning on page S-11 of this prospectus supplement and in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement, to determine whether an investment in our common stock is appropriate for you.

Our Company

We are a leading provider of vehicle auction services in North America. We facilitate an efficient marketplace by providing auction services for sellers of used, or “whole car,” vehicles and salvage vehicles through our 230 physical auction locations as of June 30, 2013, and multiple proprietary Internet venues. In 2012, we facilitated the sale of over 3.3 million used and salvage vehicles. Our revenues are generated through auction fees from both vehicle buyers and sellers, as well as by providing value-added ancillary services, including transportation, reconditioning, inspections, marshalling, titling and floorplan financing. We facilitate the transfer of ownership directly from seller to buyer and generally we do not take title to or ownership of vehicles sold at our auctions. For the six months ended June 30, 2013, our revenues totaled $1,099.0 million, and our Adjusted EBITDA was $276.4 million. For the six months ended June 30, 2013, our net income was $62.5 million. For the year ended December 31, 2012, our revenues totaled $1,963 million, and our Adjusted EBITDA was $500.2 million. For the year ended December 31, 2012, our net income was $92.0 million. For a reconciliation of net income (loss) to Adjusted EBITDA, which is a non-GAAP financial measure, see “—Summary Consolidated Financial Data.”

ADESA, our whole car auction services business, is the second largest provider of used vehicle auction services in North America. Vehicles at ADESA’s auctions are typically sold by commercial fleet operators, financial institutions, rental car companies, used vehicle dealers and vehicle manufacturers and their captive finance companies to franchised and independent used vehicle dealers. In 2011, we acquired OPENLANE, the premier upstream online platform focused on private label auction sales for automobile original equipment manufacturers, or OEMs, and their captive finance companies. Through its OPENLANE technology, ADESA provides a comprehensive remarketing solution to automobile manufacturers, captive finance companies, lease and daily rental car companies, financial institutions and wholesale automobile auctions. IAA, our salvage auction services business, is one of the two largest providers of salvage auction services in North America. Vehicles at our salvage auctions are typically damaged or low-value vehicles that are predominantly sold by automobile insurance companies, non-profit organizations, automobile dealers, vehicle leasing companies and rental car companies to licensed dismantlers, rebuilders, scrap dealers or qualified public buyers. An important component of ADESA’s and IAA’s services to their buyers is providing short-term inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers through our wholly-owned subsidiary AFC.

As of June 30, 2013, we had a network of 67 whole car auction locations and 163 salvage auction locations. Our auction locations are primarily standalone facilities dedicated to either whole car or salvage auctions; however, some of our sites are utilized to service both whole car and salvage customers at the same location. We believe our extensive geographic network and diverse product offerings enable us to leverage relationships with North American providers and buyers of used and salvage vehicles.

Our Industry

Auctions are the hub of the remarketing system for used and salvage vehicles, bringing professional sellers and buyers together and creating a marketplace for the sale of these vehicles. Whole car auction vehicles include vehicles from dealers turning their inventory, off-lease vehicles, vehicles repossessed by financial institutions and rental and other program fleet vehicles that have reached a predetermined age or mileage. The salvage vehicle auction industry provides a venue for sellers, primarily automobile insurance companies, to dispose or liquidate damaged or low value vehicles to dismantlers, rebuilders, scrap dealers or qualified public buyers. The following are key industry highlights:

Whole Car Auction Industry Volumes

During the period from 1999 to 2009, approximately 9 to 10 million used vehicles per year were sold in North America through whole car auctions. Whole car auction volumes were 8.4 million, 7.7 million and 8.2 million (including units sold by OPENLANE in 2012) in 2010, 2011 and 2012, respectively. Data for the whole car auction industry is collected by the National Auto Auction Association, or NAAA, through an annual survey. The reduction in auction volumes since 2009 is attributable to supply shortages in the North American whole car auction industry caused principally by declines in new vehicle sales and lease originations from 2007 to 2009 and declines in repossessions from 2009 to 2012. We expect the industry to experience an increase in whole car auction volumes as a result of increasing new vehicle sales and lease originations since 2009 and improving credit availability.

Salvage Auction Industry Volumes

We believe that the North American salvage vehicle auction industry volumes are affected primarily by accident rates, the age of the vehicle fleet on the road, miles driven, weather, the increased complexity of vehicles in operation and the increased utilization of after-market recycled parts within the collision repair industry. Vehicles deemed a total loss by automobile insurance companies represent the largest category of vehicles sold in the salvage vehicle auction industry. As vehicle design becomes more complex with additional enhancements, such as airbags and electrical components, vehicles are more costly to repair following an accident and insurance companies are more likely to declare a damaged vehicle a total loss. In addition, the utilization of recycled parts from salvage vehicles by the collision repair industry continues to increase as the quality of these parts gains wider acceptance and insurance companies attempt to reduce their repair claim costs. We believe that salvage volumes will continue to grow over time as the salvage auction industry expands the number of non-insurance vehicles sold, including charity, direct-from-consumer and dealer sales.

Consolidated Whole Car and Salvage Auction Markets

The North American used vehicle auction market is largely consolidated. We estimate that Manheim, a subsidiary of Cox Enterprises, and ADESA together represent approximately 70% of the North American whole car auction market. We estimate that ADESA represents approximately 23% of the North American whole car auction market. The North American salvage vehicle auction market is also largely consolidated with the top two competitors, IAA and Copart, Inc., together representing over 70% of the market.

High Barriers to Entry

High barriers to entry make it difficult for new entrants to capture significant market share. The required investment in technology and related infrastructure in addition to ongoing maintenance costs required to meet customers’ demands present challenges for new entrants. Large tracts of land and a significant investment in facilities and land improvements are required to build new physical auctions. In addition, the need to comply with regulatory requirements would pose a challenge for new entrants to build a large-scale operation. Larger participants are also able to better develop relationships with many of the major whole car and salvage sellers and buyers, which increases the sellers’ flexibility to redistribute vehicles to markets where demand best matches supply in order to maximize proceeds, while also reducing the cost of disposition.

Our Competitive Strengths

Leading Provider of Both Whole Car and Salvage Vehicle Auctions

We are the second largest provider of whole car auctions and one of the leading providers of salvage vehicle auctions and related services in North America, with estimated market shares of approximately 23% and 35% in the whole car and salvage auction markets, respectively. As of June 30, 2013, we had 67 whole car and 163 salvage auction locations and are the only company in North America with a top two market share position in both the whole car and salvage auction markets. Our market presence, including 12 co-located whole car and salvage facilities, in the 75 largest metropolitan markets in the United States and Canada enables us to attract large whole car and salvage sellers while simultaneously maintaining strong relationships with local franchised and independent automobile dealers. Our auctions attract a high volume of vehicles, thereby ensuring sufficient supply to create the successful marketplaces that buyers and sellers demand. We also have a leading market position in the floorplan financing industry. AFC has 104 branches primarily supporting over 11,000 independent dealers across North America who purchase vehicles primarily from whole car auctions. Our ability to provide floorplan financing facilitates the growth of vehicle sales at auction.

Sophisticated Internet-Based Auction Services Complement Physical Presence

The services that we provide are augmented by state-of-the-art information technology solutions, enabling our buyers and sellers to maximize exposure and salability of inventory at all points in the remarketing lifecycle.

ADESA

For our whole car customers, we complement physical auctions with ADESA.com. ADESA.com includes LiveBlock® (real-time simulcast of the physical auction via the Internet, provided by our wholly-owned subsidiary LAI), DealerBlock® (24/7 interactive, virtual auctions) and customized private label solutions powered by our wholly-owned subsidiary, OPENLANE, that allow our institutional consignors (automobile manufacturers, captive finance companies and other institutions) to offer vehicles via the Internet prior to arrival at the physical auction.

IAA

For our salvage buyers, we complement physical auctions with i-Bid LIVETM, a real-time simulcast of the physical auction via the Internet, which allows both a live and Internet buyer to participate in the auctions. i-Bid LIVE’s feature rich user interface allows buyers to search inventory, review photos, set up alerts, shop for and purchase vehicles, bid and buy all from one platform. i-Bid LIVE is available as a mobile application, providing buyers the added flexibility to participate in IAA auctions from a smart phone or tablet.

Suppliers, including insurance companies and other participants, can also better process and manage their salvage inventory with IAA’s technology. Specific to insurance company suppliers, IAA’s patent-pending title procurement tools provide an efficient method of procuring titles and tracking a vehicle’s title in the process. This helps reduce cycle time for insurance companies and provides for faster sales of total loss vehicles through IAA’s auctions. In addition, IAA’s proprietary Internet-based salvage management tool, CSAToday®, provides transparency to suppliers’ inventory, as well as provides tools, such as salvage return analysis and electronic assignment interfaces. CSAToday is also mobile-compatible, which provides added efficiency to suppliers.

Provider of High Value Added, Integrated Vehicle Auction Services

We offer a full range of integrated pre- and post-auction services aimed at assisting our customers in the redistribution of their vehicles in an efficient and cost-effective manner. Our services are provided by ADESA at its physical auction locations and wholly-owned brands such as AFC, CarsArrive, Professional Auto Remarketing (PAR), AutoVIN and Dent Demon. For the year ended December 31, 2012, we generated a combined total of more than $600 million of revenue from pre- and post-auction services. Pre-auction services include transportation, reconditioning (such as detailing, body repairs and light mechanical repairs), inspections, storage, titling and other administrative services. Post-auction services include post-sale inspections, reconditioning, the clearing of auction proceeds and collections, floorplan financing, ownership transfer, storage, vehicle delivery and customized reporting and analyses. The combination of our physical auction locations, Internet-based solutions and ancillary services offers our customers a single vendor solution to meet all of their vehicle redistribution needs.

Longstanding Customer Relationships and Diversified Customer Base

We have established long-term customer relationships with franchised and independent vehicle dealers, institutional customers and automobile insurance companies. Our combined whole car and salvage buyer base exceeds 150,000 registered buyers in over 100 countries. No single customer accounted for more than 2% of our consolidated revenue in 2012, and our average relationship is more than ten years with our top ten vehicle suppliers. We believe this diversity allows us to better withstand changes in the economy and market conditions. ADESA enjoys long-term relationships with major vehicle manufacturers, vehicle finance companies, vehicle fleet companies and rental car companies in North America, including, but not limited to, GM Financial, Capital One Auto Finance, Avis, Chase Auto Finance, Enterprise Rent-A-Car, Ford, GE Capital, General Motors, Hertz, Honda, HSBC, Mercedes-Benz, Santander Consumer, Toyota and Wells Fargo. Furthermore, ADESA, primarily through its OPENLANE technology, operates private label platforms for many leading OEMs and captive finance companies, including Toyota, Ford, Honda, Volkswagen, Hyundai, Chrysler, GM Financial, BMW and others. IAA enjoys long-term relationships with top automobile insurers, including, but not limited to, American Family Insurance, GEICO, Progressive, State Farm, USAA and Zurich Financial Services.

Low Capital Intensity and Resilient Financial Model

Our low maintenance capital expenditures and working capital requirements enable the business to generate consistently strong cash flows through a diversified mix of operations. Our business segments are complementary to each other and create a resilient platform for future growth. We generally do not take title to or bear the risk of loss for vehicles sold at whole car or salvage auctions. Furthermore, customers do not receive title or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided or credit is approved. These requirements contribute to limited inventory and accounts receivable exposure. We expect our low capital intensity financial model to allow us to produce significant free cash flow in the future enabling us to continue to reduce debt and return capital to shareholders.

Strong Management Team with Track Record of Driving Growth and Improving Efficiency

Our senior management team continues to implement and execute on various growth initiatives that have resulted in increasing revenue and gross profit expansion during the past five years. Through a better coordination of corporate sales efforts and local auction operations, in addition to numerous strategic Internet initiatives, we have organically grown our revenues at auction while facing decreasing trends in industry volumes. Furthermore, the management team has implemented a disciplined expansion strategy, acquiring or building numerous auction locations and offering more services since 2009. We believe our management team’s integration experience and cost discipline will continue to be a competitive advantage as we grow both organically and across the remarketing lifecycle through selective acquisitions. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all auction sites, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired sites.

Our Business Strategy

We continue to focus on growing our revenues and profitability through the execution of the following key operating strategies:

Expand Opportunities for Customers to Buy and Sell Online

We are focused on enhancing our Internet solutions in all of the key channels, and we will continue to invest in our technology platforms to capitalize on new opportunities and attract new customers. Online vehicle remarketing solutions provide the opportunity to improve the customer experience, expand our volume of transactions and potentially increase proceeds for sellers through greater buyer participation at auctions. We acquired OPENLANE in order to better capitalize on the increasing use of the Internet as a means to purchase wholesale vehicles. Through its OPENLANE technology, ADESA offers comprehensive private label remarketing solutions to automobile manufacturers, captive finance companies, lease and daily rental car companies, financial institutions and wholesale automobile auctions throughout the United States and Canada. IAA is the only national salvage auction company that offers buyers both live and Internet purchasing opportunities. ADESA provides online solutions to sell vehicles directly from a dealership or other interim storage location (upstream selling), online solutions to offer vehicles for sale while in transit to auction locations (midstream selling) and broadcasting video and audio of the physical auctions to online bidders (simulcast).

Grow Our Dealer Consignment Business

The dealer consignment business is a highly market-specific business that requires local auction sales representatives who have experience in the used vehicle business and an intimate knowledge of their local market. We have augmented our local auction teams with the addition of corporate-level resources focused on growing the number of dealer vehicles sold at our physical and online auctions. The corporate team assists the local sales representatives in developing and implementing standard best practices for building and maintaining relationships with dealers to increase our market share. Our sales representatives also utilize proprietary technology solutions to maintain and grow the dealer consignment business by strategically matching the supply of vehicles with prospective buyers at auction. We believe this combination of a standard centralized approach with decentralized resources close to large populations of dealers will enhance our relationships with the dealer community and increase dealer volumes at our whole car auctions. On a same store basis, our dealer consignment sales volumes were up approximately 6% and 11% for the six months ended June 30, 2013 and for the twelve months ended December 31, 2012, respectively, compared with the same periods in prior years.

Continue to Grow Revenue per Vehicle

From 2008 through 2012, our whole car (excluding OPENLANE) and salvage revenue per vehicle grew at compound annual growth rates of 1.7% and 3.3%, respectively. Revenue per vehicle generally consists of auction fees and fees from ancillary services. Increased utilization of ancillary services, selective fee increases, higher used vehicle prices and the introduction of new product offerings were key components of this growth. We believe these services provide economic benefits to our customers who are willing to utilize our products and services that improve their ability to manage their remarketing efforts and increase their returns. We plan to grow revenue by increasing customer utilization of these existing products and by enhancing our core auction services through such initiatives as increasing the number of vehicles offered both online and at physical auctions.

Leverage AFC’s Products and Services at ADESA and IAA

We intend to selectively grow AFC while using enhanced credit analysis and risk management techniques to mitigate risk. We will continue to focus on expanding dealer coverage and improving coordination with ADESA and IAA to capitalize on cross-selling opportunities with AFC. By encouraging a collaborative marketing effort between AFC, ADESA and IAA, we believe we can market an enterprise solution more effectively to used vehicle dealers and tailor AFC’s financing products to individual dealer needs. We will maintain our focus on generating additional revenues by expanding our suite of floorplan financing and related products and services and leveraging our market position, broad infrastructure and diversified business relationships to capitalize on current market opportunities.

Grow Our Non-Insurance Salvage Auction Customer Base

More than 12 million vehicles are de-registered annually, but only approximately 3.5 million are sold through salvage auctions, mostly by automobile insurance companies. In order to capture a greater portion of the total unit volume, we are increasingly focused on growing our vehicle supplier base, with a particular focus on non-insurance company customers, which includes charitable organizations, rental car, captive finance and fleet companies, as well as the general public. ADESA’s strong customer relationships with used vehicle dealers as well as rental car, captive finance and fleet companies provide an advantage in accessing such segments, as these customers already use ADESA’s whole car auction services.

Continue to Improve Operating Efficiency

We continue to focus on reducing costs by optimizing efficiency at each of our auction locations and consolidating certain management functions. Since 2007, a number of initiatives have been implemented, which have streamlined operations and improved operating efficiencies. As part of these initiatives, we introduced a management operating system to actively monitor and manage staffing levels and, as a result, have realized additional labor efficiency gains. Additional efficiencies have been gained through two of our wholly-owned subsidiaries, AuctionTrac, a vehicle tracking system at ADESA, and CarsArrive, an Internet-based system that allows customers to review instantly price quotes, delivery times, available transportation loads and also to receive instant notification of available shipments.

Use Excess Cash Flow to Reduce Debt and Return Capital to Shareholders

We generate strong cash flows as a result of our attractive gross margins, the ability to leverage our corporate infrastructure across our multiple auction locations, low maintenance capital expenditures and limited working capital requirements. Management plans to utilize a significant portion of excess cash generated by the business for debt reduction and return capital to shareholders for the foreseeable future. We generated $223.0 million and $170.3 million of cash flow from operations for the six months ended June 30, 2013 and 2012, respectively. We generated $290.2 million and $305.8 million of cash flow from operations for the years ended December 31, 2012 and 2011, respectively. On November 30, 2012, we announced that our board of directors approved the initiation of a quarterly cash dividend on our common stock and declared an initial quarterly cash dividend of $0.19 per share, representing an annualized dividend of $0.76 per share, which was paid in December 2012. After paying any future dividends to shareholders (subject to prior declaration by our board of directors), we expect that significant cash flow will remain to support further de-leveraging and to support growth initiatives.

On April 4, 2013 and July 3, 2013 , we paid a cash dividend of $0.19 per share to stockholders of record at the close of business on March 25, 2013 and June 24, 2013, respectively. On August 6, 2013, we announced that our board of directors declared a cash dividend of $0.19 per share payable on October 3, 2013 to stockholders of record at the close of business on September 24, 2013.

In April 2013, we made an excess cash flow payment of $39.4 million on our senior secured term loan facility, or Term Loan B, and prepaid the entire $150.0 million principal amount of the floating rate senior notes due 2014 with available cash on hand.

Selective Acquisitions and Greenfield Expansion

Increased demand for single source solutions by our customers and other factors may increase our opportunities to acquire competitors. Both ADESA and IAA have a strong record of acquiring and integrating independent auction operations and improving profitability. We will continue to evaluate opportunities to open and acquire new sites in selected markets in order to effectively leverage our sales and marketing capabilities and expand our geographic presence for both ADESA and IAA. In addition, we may pursue opportunities to acquire additional product offerings in each of our business segments.

Increase Our International Presence

In both our whole car and salvage vehicle businesses, we have experience managing a global buyer base with relationships in over 100 countries. We believe we are well positioned to grow internationally through both technology-based and physical auction expansion. We continue to identify opportunities to expand certain of our service offerings globally and specifically plan to extend our OPENLANE technology. We expect that our ability to efficiently layer in the OPENLANE product and technology licensing will allow us to conveniently enter mature auction markets.

Our Corporate Information

Our principal executive offices are located at 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032, and our telephone number is (800) 923-3725. Our website is located at www.karauctionservices.com. The information on, or accessible through, the website is not a part of, or incorporated by reference into, this prospectus supplement. This reference to our website is an inactive textual reference only and is not a hyperlink. You should not consider the contents of our website in making an investment decision with respect to our securities.

The Offering

Common stock offered by the selling stockholder	15,000,000 shares

Option to purchase additional shares from the selling stockholder	2,250,000 shares

Common stock outstanding before and after this offering(1)	138,042,389 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholder in this offering. The selling stockholder will receive all net proceeds from this offering.

NYSE symbol	KAR

Risk Factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 and in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement, to read about factors you should consider before buying our common stock.

Conflict of Interest	Because affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock, Goldman, Sachs & Co. is deemed to be an affiliate of the Company within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, or “Rule 5121,” and is deemed to have a conflict of interest under Rule 5121. In addition, KAR LLC, the selling stockholder and an affiliate of Goldman, Sachs & Co., will receive all of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 as required by Rule 5121. Because there is a “bona fide public market” (as defined in Rule 5121) for our common stock, the Rule 5121 requirement for the participation of a qualified independent underwriter does not apply to this offering.

(1)	Based on the number of shares of our common stock outstanding as of July 31, 2013. Does not include 3,385,540 shares of common stock reserved for future issuance under our equity incentive plans or 8,282,880 shares of common stock issuable upon the exercise of stock options outstanding as of July 31, 2013, at a weighted average exercise price of $12.02 per share.

Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The summary consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The summary consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited interim consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and includes all adjustments (consisting of normal recurring adjustments) that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

The following summary consolidated financial data should be read in conjunction with “Risk Factors,” our audited consolidated financial statements and related notes, and other financial information incorporated by reference in this prospectus supplement.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in millions except per share amounts)	2013	2012	2012	2011	2010
Operations:
Operating revenues
ADESA	$568.9	$534.4	$1,053.5	$1,017.4	$1,075.9
IAA	424.4	366.7	716.1	700.1	610.4
AFC	105.7	93.7	193.8	168.8	136.3

Total operating revenues	1,099.0	994.8	1,963.4	1,886.3	1,822.6
Operating expenses (exclusive of depreciation and amortization)	843.3	750.2	1,506.2	1,424.6	1,382.5
Operating profit	159.4	148.0	267.0	281.9	268.8
Interest expense	53.3	59.9	119.4	143.1	141.4
Income from continuing operations	62.5	49.9	92.0	72.2	69.6
Net income	62.5	49.9	92.0	72.2	69.6
Net income per share
Basic	0.46	0.37	0.67	0.53	0.52
Diluted	0.45	0.36	0.66	0.52	0.51
Weighted average shares outstanding
Basic	137.2	136.3	136.5	136.0	134.9
Diluted	140.1	138.7	139.0	137.8	135.9
Cash dividends declared per common share	0.38	—	0.19	—	—

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010
Financial Position:
Working capital(1)	$306.9	$274.9	$294.5	$177.0	$287.9
Total assets	5,117.1	4,868.6	4,922.3	4,779.1	4,525.0
Total debt, net of unamortized debt discount	1,773.1	1,826.1	1,818.3	1,902.8	1,875.7
Total stockholders’ equity	1,459.6	1,408.3	1,443.7	1,343.2	1,244.6

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
Other Financial Data:
EBITDA(2)	$251.9	$245.0	$460.9	$412.6	$409.4
Adjusted EBITDA(2)	276.4	263.0	500.2	487.2	475.2
Net cash provided by operating activities	223.0	170.3	290.2	305.8	467.6
Capital expenditures	53.2	37.3	102.0	85.8	78.9
Depreciation and amortization	96.3	96.6	190.2	179.8	171.3

(1)	Working capital is defined as current assets less current liabilities.

(2)	EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered substitutes for net income (loss) or any other performance measures derived in accordance with GAAP.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for the items of income and expense and expected incremental revenue and cost savings as follows (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) charges and revenue reductions resulting from purchase accounting; (g) minority interest expense; (h) expenses associated with the consolidation of salvage operations; (i) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (j) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (k) expenses incurred in connection with permitted acquisitions; (l) any impairment charges or write-offs of intangibles; and (m) any extraordinary, unusual or non-recurring charges, expenses or losses.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal measures of performance used by our creditors. In addition, management uses Adjusted EBITDA to evaluate our performance and to evaluate results relative to incentive compensation targets. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

The following table reconciles EBITDA and Adjusted EBITDA to net income for the periods presented:

(Dollars in millions)	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
Net income	$62.5	$49.9	$92.0	$72.2	$69.6
Add back:
Income taxes	39.9	38.6	59.6	17.8	27.2
Interest expense, net of interest income	53.2	59.9	119.1	142.8	141.3
Depreciation and amortization	96.3	96.6	190.2	179.8	171.3

EBITDA	251.9	245.0	460.9	412.6	409.4
Adjustments per the Credit Agreement	11.0	18.0	30.2	74.6	65.8
Superstorm Sandy	13.5	—	9.1	—	—

Adjusted EBITDA	$276.4	$263.0	$500.2	$487.2	$475.2

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the specific risks described below in addition to those set forth under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement, before making an investment decision. If any of these risks actually materializes, our business, financial condition, results of operations and prospects could be materially adversely affected. As a result, the value of our securities could decline and you could lose part or all of your investment. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects. See the section entitled “Where You Can Find More Information” beginning on page S-35 of this prospectus supplement.

Risks Related to this Offering and Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	results of operations that are below our announced guidance or below securities analysts’ or consensus estimates or expectations;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or our incurrence of additional debt;

•	investors’ general perception of us and our industry;

•	changes in general economic and market conditions in North America;

•	changes in industry conditions; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

As of July 31, 2013, there were 138,042,389 shares of our common stock outstanding, including the shares to be sold by the selling stockholder in this offering. All of the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to a registration rights agreement entered into in connection with the 2007 Transactions, KAR LLC caused us to file a registration statement under the Securities Act, including the accompanying prospectus, covering resales of all shares of our common stock held by KAR LLC. These shares represent approximately 42.8% of our outstanding common stock. Following completion of the offering, approximately 32.0% of our outstanding common stock (or approximately 30.3% if the underwriters exercise in full their option to purchase additional shares) will be held indirectly through their investment in KAR LLC by affiliates of the Equity Sponsors, other equity co-investors and members of our management. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if KAR LLC exercises its registration rights, the market price of our stock could decline if KAR LLC sells the restricted shares or is perceived by the market as intending to sell them.

We, our executive officers, our directors, KAR LLC and the Equity Sponsors, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through 60 days after the date of this prospectus supplement except with the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. See “Underwriting.”

Pursuant to a registration statement under the Securities Act, we have registered shares of common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws contain provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in a premium over the market price for our shares.

These provisions include:

•	limiting the right of stockholders to call special meetings of stockholders to holders of at least 35% of our outstanding common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	permitting our board of directors to issue preferred stock without stockholder approval;

•	granting to the board of directors, and not the stockholders, the sole power to set the number of directors; and

•

authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board.

From and after the time that KAR LLC no longer has beneficial ownership of 35% or more of our outstanding common stock, these provisions will also include:

•

authorizing the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and

•	prohibiting stockholder action by written consent.

These provisions apply even if an offer may be considered beneficial by some stockholders.

The Equity Sponsors (through KAR LLC) will continue to have significant influence over us after this offering, including significant influence over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Currently, we are indirectly controlled by affiliates of the Equity Sponsors. Affiliates of the Equity Sponsors, other equity co-investors and management will indirectly own through their investment in KAR LLC approximately 32.0% of our common stock (or approximately 30.3% if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, affiliates of the Equity Sponsors will have significant influence over our decisions to enter into any corporate transaction and the ability to prevent any transaction that requires shareholder approval regardless of whether others believe that the transaction is in our best interests. So long as the Equity Sponsors continue to indirectly hold a significant portion of our outstanding common stock, they will have the ability to exert significant influence on the vote in any election of directors.

We have entered into a director designation agreement that provides for the rights of KAR LLC directly, and the Equity Sponsors indirectly, to nominate designees to our board of directors.

The Equity Sponsors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Equity Sponsors may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Equity Sponsors, or other funds controlled by or associated with the Equity Sponsors, continue to indirectly own a significant amount of our outstanding common stock, the Equity Sponsors will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Under our amended and restated certificate of incorporation, the Equity Sponsors and, in some circumstances, any of our directors and officers who is also a director, officer, manager, member or employee of any of our Equity Sponsors, have no obligation to offer us corporate opportunities.

Our amended and restated certificate of incorporation provides that the Equity Sponsors and their respective subsidiaries and affiliates have the right to engage or invest in, and do not have a duty to abstain from engaging or investing in, the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If any Equity Sponsor or any of its officers, directors, managers, members, partners or employees acquires knowledge of a potential transaction that could be a corporate opportunity for us, such person has no duty to offer that opportunity to us, our stockholders or our affiliates, even if it is one that we might reasonably have pursued. Neither the Equity Sponsors nor their officers, directors, managers, members, partners or employees will generally be liable to us or our stockholders for breach of any duty by reason of engaging in such activities. In addition, any of our directors and officers who is also a director, officer, manager, member, partner or employee of any of our Equity Sponsors and is offered or acquires knowledge of a corporate opportunity, other than solely in such person’s capacity as our director or officer, will not have any liability to us if any of the Equity Sponsors pursues or acquires such corporate opportunity.

You may not receive any future dividends on our common stock.

On November 30, 2012, we announced that our board of directors approved the initiation of a quarterly cash dividend on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We are not required to declare cash dividends on our common stock. Future dividend decisions will be based on and affected by a variety of factors, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit agreement and AFC’s securitization facilities, capital requirements and other factors that our board of directors deems relevant. Therefore, no assurance can be given as to whether any future dividends may be declared by our board of directors or the amount thereof. See “Dividend Policy.”

USE OF PROCEEDS

All shares of common stock sold pursuant to this prospectus supplement will be sold by the selling stockholder and we will not receive any of the proceeds from such sales.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “KAR” and has been traded on the NYSE since December 11, 2009. Prior to that time, there was no public market for our common stock.

The following table sets forth the range of high and low intraday sales prices per share of common stock for the periods indicated as reported on the NYSE:

	2013
	High	Low
3rd Quarter (July 1—August 7)	$26.28	$22.96
2nd Quarter (April 1—June 30)	$24.37	$19.27
1st Quarter (January 1—March 31)	$22.32	$19.06

	2012
	High	Low
4th Quarter (October 1—December 31)	$20.49	$17.00
3rd Quarter (July 1—September 30)	$20.85	$14.10
2nd Quarter (April 1—June 30)	$18.57	$14.39
1st Quarter (January 1—March 31)	$16.85	$13.46

	2011
	High	Low
4th Quarter (October 1—December 31)	$14.53	$10.92
3rd Quarter (July 1—September 30)	$19.64	$11.92
2nd Quarter (April 1—June 30)	$21.00	$15.30
1st Quarter (January 1—March 31)	$15.74	$13.75

	2010
	High	Low
4th Quarter (October 1—December 31)	$14.37	$11.74
3rd Quarter (July 1—September 30)	$13.73	$11.03
2nd Quarter (April 1—June 30)	$15.84	$11.52
1st Quarter (January 1—March 31)	$15.56	$13.10

On August 7, 2013, the closing sale price of our common stock as reported on the NYSE was $25.06 per share.

DIVIDEND POLICY

On November 30, 2012, we announced that our board of directors approved the initiation of a quarterly cash dividend on our common stock. On April 4, 2013 and July 3, 2013, we paid a cash dividend of $0.19 per share to stockholders of record at the close of business on March 25, 2013 and June 24, 2013, respectively, representing an annualized dividend of $0.76 per share. On August 6, 2013, we announced that our board of directors declared a cash dividend of $0.19 per share payable on October 3, 2013 to stockholders of record at the close of business on September 24, 2013. Future dividend decisions will be based on and affected by a variety of factors, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit agreement and AFC’s securitization facilities, capital requirements and other factors that our board of directors deems relevant. No assurance can be given as to whether any future dividends may be declared by our board of directors or the amount thereof.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2013.

You should read the data set forth in the table below in conjunction with “Risk Factors,” “Selected Financial Data,” our audited consolidated financial statements and related notes, and other financial information incorporated by reference in this prospectus supplement.

(Dollars in millions)	As of June 30, 2013
Debt:
Revolving credit facility	$—
Term Loan B	1,778.4
Unamortized debt discount	(5.3)

Total debt	1,773.1

Stockholders’ equity:
Common stock, par value $0.01 per share, 400,000,000 shares authorized, 137,861,129 shares issued and outstanding, actual	1.4
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	1,453.7
Accumulated deficit	(16.4)
Accumulated other comprehensive income	20.9

Total stockholders’ equity	1,459.6

Total capitalization	$3,232.7

SELECTED FINANCIAL DATA

The following consolidated financial data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 is based on our audited consolidated financial statements. The following consolidated financial data for the six months ended June 30, 2013 and 2012 is based on our unaudited interim consolidated financial statements.

(Dollars in millions, except per share amounts)	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Operations:
Operating revenues
ADESA	$568.9	$534.4	$1,053.5	$1,017.4	$1,075.9	$1,088.5	$1,123.4
IAA	424.4	366.7	716.1	700.1	610.4	553.1	550.3
AFC	105.7	93.7	193.8	168.8	136.3	93.9	102.3

Total operating revenues	1,099.0	994.8	1,963.4	1,886.3	1,822.6	1,735.5	1,776.0
Operating expenses (exclusive of depreciation and amortization and impairment charges)	843.3	750.2	1,506.2	1,424.6	1,382.5	1,367.8	1,441.3
Goodwill and other intangibles impairment	—	—	—	—	—	—	164.4
Operating profit (loss)	159.4	148.0	267.0	281.9	268.8	195.3	(12.5)
Interest expense	53.3	59.9	119.4	143.1	141.4	172.6	215.2
Income (loss) from continuing operations	62.5	49.9	92.0	72.2	69.6	23.2	(216.2)
Net income (loss)	62.5	49.9	92.0	72.2	69.6	23.2	(216.2)
Net income (loss) per share
Basic	0.46	0.37	0.67	0.53	0.52	0.21	(2.02)
Diluted	0.45	0.36	0.66	0.52	0.51	0.21	(2.02)
Weighted average shares outstanding
Basic	137.2	136.3	136.5	136.0	134.9	108.0	106.9
Diluted	140.1	138.7	139.0	137.8	135.9	108.1	106.9
Cash dividends declared per common share	0.38	—	0.19	—	—	—	—

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
Financial Position:
Working capital(1)	$306.9	$274.9	$294.5	$177.0	$287.9	$299.5	$304.3
Total assets	5,117.1	4,868.6	4,922.3	4,779.1	4,525.0	4,251.3	4,157.6
Total debt, net of unamortized debt discount	1,773.1	1,826.1	1,818.3	1,902.8	1,875.7	2,272.9	2,527.4
Total stockholders’ equity	1,459.6	1,408.3	1,443.7	1,343.2	1,244.6	1,141.5	750.7

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Other Financial Data:
Net cash provided by operating activities	$223.0	$170.3	$290.2	$305.8	$467.6	$250.8	$224.9
Capital expenditures	53.2	37.3	102.0	85.8	78.9	65.6	129.6
Depreciation and amortization	96.3	96.6	190.2	179.8	171.3	172.4	182.8

(1)	Working capital is defined as current assets less current liabilities.

SELLING STOCKHOLDER

KAR LLC is the sole selling stockholder under this prospectus supplement.

On April 20, 2007, KAR LLC acquired the shares that may be offered for resale pursuant to this prospectus supplement in connection with a merger and related transactions pursuant to which ADESA, Inc. and Insurance Auto Auctions, Inc. became subsidiaries of KAR Auction Services, the issuer of the shares offered hereby. At the time of the merger and until its initial public offering of common stock in December 2009, KAR Auction Services was a wholly-owned subsidiary of KAR LLC. In connection with the merger, KAR LLC contributed to KAR Auction Services approximately $1.1 billion of consideration, consisting of a combination of cash, stock of ADESA, Inc. and stock of Axle Holdings, Inc. (the then-owner of IAA), in exchange for the 106,853,660 shares offered for resale pursuant to the accompanying prospectus (after giving effect to certain capitalization transactions and a 10-for-1 stock split in December 2009). The per share purchase price was approximately $10 (after giving effect to a 10-for-1 stock split in December 2009).

See the “Certain Related Party Relationships” section of the proxy statement for our annual meeting of stockholders held on June 12, 2013, which is incorporated by reference into this prospectus supplement, for a description of material relationships between us and the selling stockholder.

The following table sets forth the name of the selling stockholder, the number of shares and percentage of our common stock beneficially owned by the selling stockholder as of July 31, 2013, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by the selling stockholder after the completion of this offering. The applicable percentage of ownership for the selling stockholder is based on 138,042,389 shares of common stock outstanding as of July 31, 2013.

	Shares Beneficially Owned Prior to This Offering			Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percent of Class	Number of Shares Offered	Number	Percent of Class
KAR Holdings II, LLC	59,128,660	42.8%	15,000,000	44,128,660	32.0%

KAR LLC is controlled by the Equity Sponsors, which own common units in KAR LLC. The Equity Sponsors do not directly hold any shares of our common stock that may be offered for resale pursuant to this prospectus supplement.

The Equity Sponsors acquired common units in KAR LLC in connection with the above-mentioned merger and related transactions that occurred on April 20, 2007. In connection with the merger, the Equity Sponsors and the Company’s management contributed to the selling stockholder approximately $1.1 billion of consideration, consisting of a combination of cash, stock of ADESA, Inc. and stock of Axle Holdings, Inc., in exchange for common units in KAR LLC.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of KAR LLC, as amended, the business and affairs of KAR LLC are managed by a board of directors. Affiliates of Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P. and ValueAct Capital Master Fund, L.P. each have the right to designate two directors for election to KAR LLC’s board and affiliates of Parthenon Investors II, L.P. have the right to designate one director, in each case so long as they continue to hold a specified amount of their original common units.

Pursuant to a director designation agreement entered into in connection with the initial public offering of our common stock in December 2009, KAR LLC has the right to directly nominate individuals to our board of directors. The director designation agreement provides that, for so long as KAR LLC owns more than 10% of our outstanding common stock, no change will be made to the size of our board without the consent of KAR LLC.

KAR LLC will have the right to nominate individuals to our board at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by KAR LLC as follows (depending on the percentage ownership of KAR LLC at the time of such election):

•	so long as KAR LLC owns more than 50% of our outstanding common stock, seven individuals;

•	so long as KAR LLC owns 50% or less but at least 30% of our outstanding common stock, six individuals;

•	so long as KAR LLC owns less than 30% but at least 20% of our outstanding common stock, four individuals;

•	so long as KAR LLC owns less than 20% but at least 10% of our outstanding common stock, three individuals; and

•	so long as KAR LLC owns less than 10% but at least 5% of our outstanding common stock, one individual.

The selling stockholder may be deemed to be an affiliate of Goldman, Sachs & Co., a registered broker-dealer. The selling stockholder acquired the shares offered pursuant to this prospectus supplement and that may be offered for resale pursuant to the accompanying prospectus with investment intent in the ordinary course of business (such business being the investment in and development of companies) in connection with the merger transaction described above. At the time of the purchase of these shares, neither the selling stockholder nor Goldman, Sachs & Co. had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Equity Sponsors and certain members of management do not own the shares of our common stock offered pursuant to this prospectus supplement and that may be offered for resale pursuant to the accompanying prospectus. KAR LLC holds all of these shares and the Equity Sponsors and certain members of management hold common units in KAR LLC. The following table presents information on what the beneficial ownership of these shares would be if beneficial ownership of these shares were attributed to the Equity Sponsors and certain members of management based solely on their proportionate holdings of common units in KAR LLC as of July 31, 2013. In addition, (i) the information presented in the footnotes to this table are based on shares beneficially owned prior to this offering and (ii) other than for KAR LLC, the number of shares deemed sold by each holder reflects a pro rata portion of the shares sold by KAR LLC in this offering based on such holder’s approximate percentage ownership of common equity interests in KAR LLC. KAR LLC will distribute the net proceeds of its sale of common stock in this offering to its members in accordance with its limited liability company agreement.

	Shares Beneficially Owned Prior to This Offering		Number of Shares Offered	Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number(1)	Percent of Class(2)		Number(1)	Percent of Class(2)
KAR Holdings II, LLC	59,128,660	42.8%	15,000,000	44,128,660	32.0%
KELSO GROUP:
Kelso Investment Associates VII, L.P.(3)(4)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
KEP VI, LLC(3)(4)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Frank T. Nickell(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Thomas R. Wall, IV(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
George E. Matelich(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Michael B. Goldberg(3)(4)(5)(6)	25,080,119	18.2%	6,362,427	18,717,692	13.6%

	Shares Beneficially Owned Prior to This Offering		Number of Shares Offered	Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number(1)	Percent of Class(2)		Number(1)	Percent of Class(2)
David I. Wahrhaftig(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Frank K. Bynum, Jr.(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Philip E. Berney(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Frank J. Loverro(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
James J. Connors, II(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Church M. Moore(3)(4)(5)(6)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Stanley de J. Osborne(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Christopher L. Collins(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Howard A. Matlin(3)(4)(5)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
PARTHENON GROUP:
Parthenon Investors II, L.P. and related funds(7)	4,905,840	3.6%	1,244,534	3,661,306	2.7%
GOLDMAN GROUP:
GS Capital Partners VI Fund, L.P. and related funds(8)(9)	14,986,032	10.9%	3,801,718	11,184,314	8.1%
VALUEACT GROUP:
ValueAct Capital Master Fund, L.P.(10)(11)(24)(26)	13,291,985	9.6%	3,168,097	10,123,888	7.3%
AXLE HOLDINGS II, LLC(3)(25)	15,121,195	11.0%	3,836,007	11,285,188	8.2%
EXECUTIVE OFFICERS AND DIRECTORS
David J. Ament(6)(28)	—	—	—	—	—
Ryan M. Birtwell(6)	—	—	—	—	—
Warren W. Byrd(14)	45,370	*	705	44,665	*
Thomas J. Carella(6)(9)(22)(23)	14,986,032	10.9%	3,801,718	11,184,314	8.1%
Thomas J. Caruso(15)	220,870	*	705	220,165	*
Brian T. Clingen(6)(12)	765,122	*	194,099	571,023	*
Robert M. Finlayson(6)	17,076	*	—	17,076	*
Peter R. Formanek(6)	24,436	*	—	24,436	*
Michael B. Goldberg(3)(4)(5)(6)(23)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Donald S. Gottwald(16)	65,227	*	—	65,227	*
James P. Hallett(6)(13)	111,752	*	14,080	97,672	*
Peter J. Kelly(27)	87,500	*	—	87,500	*
Eric M. Loughmiller(17)	14,566	*	423	14,143	*
Sanjeev K. Mehra(6)(8)(22)(23)	14,986,032	10.9%	3,801,718	11,184,314	8.1%
Church M. Moore(3)(4)(5)(6)(23)	25,080,119	18.2%	6,362,427	18,717,692	13.6%
Thomas C. O’Brien(6)(18)	15,454	*	3,920	11,534	*
Rebecca C. Polak(19)	81,476	*	1,056	80,420	*
Lisa A. Price(29)	5,000	*	—	5,000	*
Benjamin Skuy(20)	147,990	*	3,521	144,469	*
Gregory P. Spivy(6)	—	—	—	—	—
David J. Vignes(21)	89,502	*	493	89,009	*
Jonathan P. Ward(6)	17,342	*	—	17,342	*
Executive officers and directors as a group (22 persons)(22)	41,774,834	30.3%	10,383,147	31,391,687	22.7%

*	Less than one percent.
(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of July 31, 2013.

(2)	Shares subject to options exercisable within 60 days of July 31, 2013 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others. Percentages for KAR LLC, Axle LLC, the members of the Kelso Group, the members of the Goldman Group, ValueAct Capital and the members of the Parthenon Group are reflective of beneficial ownership of KAR LLC common interests (which, in certain cases, includes beneficial ownership of KAR LLC common interests held by Axle LLC). Except as indicated, percentages for executive officers and directors are reflective of beneficial ownership of outstanding shares of KAR Auction Services (including shares that may be deemed to be owned by virtue of common ownership interests in KAR LLC or Axle LLC, as applicable).
(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.
(4)	Includes (i) 10,226,096 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, ownership interest in Axle LLC, (ii) 2,532,176 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of KEP VI, LLC, a Delaware limited liability company, or KEP VI, ownership interest in Axle LLC, (iii) 9,876,290 of common stock held of record by KAR LLC, by virtue of KIA VII’s ownership interest in KAR LLC and (iv) 2,445,557 shares of common stock held of record by KAR LLC, by virtue of KEP VI’s ownership interest in KAR LLC. Kelso GP VII, LLC, a Delaware limited liability company, or GP VII, LLC, is the general partner of Kelso GP VII, L.P., a Delaware limited partnership, or GP VII, L.P. GP VII, L.P. is the general partner of KIA VII. KIA VII is the majority owner of KAR LLC. Each of GP VII, LLC, GP VII, L.P., and KIA VII disclaims beneficial ownership of the shares owned of record by KAR LLC, except to the extent of their respective pecuniary interests therein. Each of GP VII, LLC, GP VII , L.P., and KIA VII, due to their common control, could be deemed to beneficially own each other’s securities. GP VII, LLC disclaims beneficial ownership of all of the shares owned of record, or deemed beneficially owned, by each of GP VII L.P. and KIA VII except to the extent of its pecuniary interest therein. GP VII, L.P. disclaims beneficial ownership of all of the shares owned of record, or deemed beneficially owned, by each of GP VII, LLC and KIA VII, except, in the case of KIA VII, to the extent of its pecuniary interest therein. KIA VII disclaims beneficial ownership of all of the shares owned of record, or deemed beneficially owned, by each of GP VII, LLC and GP VII, L.P., except to the extent of its pecuniary interest therein, if any. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. KEP VI disclaims beneficial ownership of all of the shares owned of record, or deemed beneficially owned, by each of GP VII, LLC, GP VII L.P. and KIA VII. Each of GP VII, LLC, GP VII L.P. and KIA VII disclaims beneficial ownership of all of the shares owned of record, or deemed beneficially owned, by KEP VI. KEP VI disclaims beneficial ownership of the shares owned of record by KAR Holdings, LLC, except to the extent of its pecuniary interest therein.
(5)	Messrs. Berney, Bynum, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig, Wall, Connors, Osborne, Moore, Collins and Matlin may be deemed to share beneficial ownership of securities owned of record by KAR LLC or indirectly by KIA VII, by virtue of their status as managing members of GP VII, LLC, but disclaim beneficial ownership of such securities. Messrs. Berney, Bynum, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig, Wall, Connors, Osborne, Moore, Collins and Matlin may also be deemed to share beneficial ownership of securities owned of record by KAR LLC or indirectly by KEP VI, by virtue of their status as managing members of KEP VI, but disclaim beneficial ownership of such interests.
(6)	Members of our Board of Directors.
(7)	Represents shares beneficially owned through KAR LLC. The business address for Parthenon Investors II, L.P. and related funds is c/o Parthenon Capital Partners, One Federal Street, 21st Floor, Boston, MA 02110.
(8)

Shares reported are held of record by KAR LLC but are beneficially owned directly by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Offshore Fund, L.P. GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., Goldman, Sachs Management GP GMBH and GS Advisors VI, L.L.C., together, the GSCP Entities. Affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner of each of the GSCP Entities. Goldman, Sachs & Co. is the investment manager for certain of the GSCP Entities. Goldman, Sachs & Co. is a direct and indirect, wholly-owned subsidiary of

The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. is a public entity and its common stock is publicly traded on the NYSE. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the GSCP Entities share voting and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the GSCP Entities, except to the extent of its pecuniary interest therein, if any.

(9)	The business address for these persons is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(10)	The 12,488,357 shares of common stock are held of record by KAR LLC but is beneficially owned directly by ValueAct Capital Master Fund, L.P. by virtue of ValueAct Capital Master Fund, L.P.’s ownership interest in KAR LLC and may be deemed to be beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and as the majority owner of the membership interests of VA Partners I, LLC, and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Each of the foregoing reporting persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.
(11)	The business address for these persons is c/o ValueAct Capital, 435 Pacific Avenue, 4th Floor, San Francisco, CA 94133.
(12)	Includes (i) 210,084 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Clingen’s common ownership interest in Axle LLC, and (ii) 555,038 shares of common stock held of record by KAR LLC, by virtue of Mr. Clingen’s common ownership interest in KAR LLC.
(13)	Includes (i) 56,250 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013, and (ii) 55,502 shares of common stock held of record by KAR LLC, by virtue of Mr. Hallett’s common ownership interest in KAR LLC.
(14)	Includes (i) 42,592 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013, and (ii) 2,778 shares of common stock held of record by KAR LLC, by virtue of Mr. Byrd’s common ownership interest in KAR LLC.
(15)	Includes (i) 218,092 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013, and (ii) 2,778 shares of common stock held of record by KAR LLC, by virtue of Mr. Caruso’s common ownership interest in KAR LLC.
(16)	Includes 65,227 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013.
(17)	Includes (i) 1,666 shares of common stock held of record by KAR LLC, by virtue of Mr. Loughmiller’s common ownership interest in KAR LLC, and (ii) 12,900 shares of common stock owned by Mr. Loughmiller.
(18)	Includes (i) 14,342 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. O’Brien’s common ownership interest in Axle LLC, and (ii) 1,112 shares of common stock held of record by KAR LLC, by virtue of Mr. O’Brien’s common ownership interest in KAR LLC.
(19)	Includes (i) 4,161 shares of common stock held of record by KAR LLC, by virtue of Ms. Polak’s common ownership interest in KAR LLC, and (ii) 77,315 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013.
(20)	Includes (i) 129,112 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013, (ii) 13,878 shares of common stock held of record by KAR LLC, by virtue of Mr. Skuy’s common ownership interest in KAR LLC, and (iii) 5,000 shares of common stock owned by Mr. Skuy.
(21)	Includes (i) 82,560 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013, (ii) 1,942 shares of common stock held of record by KAR LLC, by virtue of Mr. Vignes’ common ownership interest in KAR LLC, and (iii) 5,000 shares of common stock owned by Mr. Vignes.
(22)

Messrs. Mehra and Carella are managing directors of Goldman, Sachs & Co. Mr. Mehra, Mr. Carella and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the common stock owned directly or indirectly by the GSCP Entities and Goldman, Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the GSCP Entities, except to the extent of its pecuniary interest therein, if any.
(23)	Includes shares of common stock the beneficial ownership of which (i) Mr. Goldberg may be deemed to share, as described in footnote 5 above, (ii) Mr. Moore may be deemed to share, as described in footnote 5 above, (iii) Mr. Mehra may be deemed to share, as described in footnote 22 above, and (vi) Mr. Carella may be deemed to share, as described in footnote 22 above.
(24)	The 803,628 shares of common stock are directly beneficially owned by ValueAct Capital Master Fund, L.P. and may be deemed to be indirectly beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC, and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Each of the foregoing reporting persons disclaims beneficial ownership of the reported stock, except to the extent of their pecuniary interest therein.
(25)	Axle may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC by virtue of its status as a member of KAR LLC. Axle shares investment and voting power along with the other members of KAR LLC with respect to the securities owned by KAR LLC, but disclaims beneficial ownership of such securities. KIA VII, KEP VI, Parthenon Investors II, L.P., PCIP Investors and J&R Founders Fund II, L.P., due to their ownership interest in Axle, could be deemed to share beneficial ownership of securities owned of record by Axle. KIA VII, KEP VI, Parthenon Investors II, L.P., PCIP Investors and J&R Founders Fund II, L.P. share investment and voting power along with the other members of Axle with respect to securities owned by Axle, but disclaim beneficial ownership of such common shares except to the extent of their pecuniary interest therein.
(26)	Messrs. Jeffrey W. Ubben, G. Mason Morfit and George F. Hamel may be deemed to share beneficial ownership of securities owned of record by KAR LLC or indirectly by ValueAct Holdings GP, LLC, by virtue of serving on the management board of ValueAct Holdings GP, LLC, but disclaim beneficial ownership of such common shares.
(27)	Includes 87,500 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013.
(28)	Certain entities affiliated with Mr. Ament are members of KAR LLC. None of such entities have voting or dispositive power with respect to the common stock owned by KAR LLC.
(29)	Includes 5,000 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2013.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain U.S. federal income tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets for U.S. federal income tax purposes (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to specific non-U.S. holders in light of their particular circumstances or to non-U.S. holders subject to special treatment under U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, tax-exempt organizations, foreign governments, controlled foreign corporations, passive foreign investment companies, retirement plans, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, brokers, U.S. expatriates, non-U.S. holders who have acquired our common stock as compensation or otherwise in connection with the performance of services, or non-U.S. holders who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

This discussion does not address the state, local, non-U.S. tax or U.S. federal unearned income Medicare contribution or alternative minimum tax consequences relating to the ownership and disposition of our common stock. You should consult your tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of the partnership and its partners generally depends on the status of the partner and the activities of the partnership. If you are an entity or arrangement treated as partnership for U.S. federal income tax purposes holding our commons stock, or a partner in such entity, you should consult your tax adviser as to the particular U.S. federal income tax consequences applicable to you.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess amount generally will be treated first as a tax-free return of capital, on a share by share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and then as capital gain.

Distributions treated as dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, or (ii) the dividends are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, in each case, the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amount withheld by filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Sale, Exchange or Other Disposition of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to such non-U.S. holder’s permanent establishment or fixed base in the United States, or (iii) we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange or other disposition or the period that such non-U.S. holder held our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other disposition occurs, or (b) such non-U.S. holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the preceding five years. We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

An individual non-U.S. holder described in (i) above is subject to U.S. federal income tax on such non-U.S. holder’s gains (including gain from the sale of common stock, net of applicable U.S.-source losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30% (or at a reduced rate under an applicable income tax treaty). Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax.

Information Reporting and Backup Withholding Tax

The amount of dividends on our common stock paid to a non-U.S. holder and the amount of any tax withheld from such dividends must generally be reported annually to the IRS and to the non-U.S. holder. The IRS may make this information available to the tax authorities of the country in which the non-U.S. holder is a resident under the provisions of an applicable tax treaty or agreement. Backup withholding tax (at the then applicable rate) may apply to dividends on our common stock paid to a non-U.S. holder, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Information reporting and backup withholding tax (at the then applicable rate) may apply to payments treated as the proceeds of a sale of our common stock made to a non-U.S. holder, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

After June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisers regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated August 7, 2013, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,937,500
Goldman, Sachs & Co.	3,937,500
J.P. Morgan Securities LLC	1,875,000
BMO Capital Markets Corp.	975,000
Deutsche Bank Securities Inc.	975,000
Barclays Capital Inc.	750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	750,000
Robert W. Baird & Co. Incorporated	450,000
Barrington Research Associates, Inc.	450,000
BB&T Capital Markets, a division of BB&T Securities, LLC	450,000
Stephens Inc.	450,000

Total	15,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the underwriters’ option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,250,000 additional outstanding shares from the selling stockholder at the public offering price set forth on the cover page of this prospectus supplement less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.45 per share. After the initial public offering, the representatives may change the public offering price and concession.

The following table summarizes the compensation the selling stockholder will pay, assuming both no exercise and full exercise of the underwriters’ option to purchase 2,250,000 additional shares of common stock:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting Discounts and Commissions paid by the selling stockholder	$0.75	$0.75	$11,250,000	$12,937,500

We estimate that the out of pocket expenses for this offering which will be paid by us will be approximately $0.5 million.

We, our executive officers, our directors, the selling stockholder and the Equity Sponsors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. This agreement does not apply to any of our existing employee benefit plans.

We and the selling stockholder have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The New York Stock Exchange, under the symbol “KAR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares subject to the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service institutions engaged in various activities which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking, commercial banking and other services for the Company and its affiliates, for which they received or will receive customary fees and expenses.

Affiliates of Goldman, Sachs & Co. beneficially own through their investment in KAR LLC 10.9% of the Company’s common stock. Pursuant to the director designation agreement of KAR LLC, such affiliates have the right to designate a specified number of individuals to serve on the Board of Directors of KAR LLC. See the “Certain Related Party Relationships” section of the proxy statement for our annual meeting of stockholders held on June 12, 2013, which is incorporated by reference in the accompanying prospectus, for a description of this agreement and other material relationships between us and the selling stockholder, including the affiliates of Goldman, Sachs & Co. Sanjeev Mehra and Thomas J. Carella, each a Managing Director of Goldman, Sachs & Co., are directors of the Company. An affiliate of Credit Suisse Securities (USA) LLC holds class A common units in KAR LLC, which total less than 1% of all outstanding units in KAR LLC as of the date of this prospectus supplement.

J.P. Morgan Securities LLC is sole lead arranger and joint book-runner and its affiliate JP Morgan Chase Bank, N.A. is administrative agent and a lender under our Credit Agreement dated as of May 19, 2011, as amended from time to time, or the Credit Agreement, among the Company, the lenders named therein and JP Morgan Chase Bank, N.A., as administrative agent. An affiliate of Goldman, Sachs & Co. is a syndication agent and a lender under the Credit Agreement. Affiliates of Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated are also lenders under the Credit Agreement.

BMO Capital Markets Corp. and affiliates of Deutsche Bank Securities Inc. and Barclays Capital Inc. are agents under the Fourth Amended and Restated Receivables Purchase Agreement, dated April 26, 2011, relating to AFC’s U.S. securitization facility. An affiliate of BMO Capital Markets Corp. is securitization agent under the Amended and Restated Receivables Purchase Agreement dated May 24, 2011, relating to AFC’s Canadian securitization facility.

Conflict of Interest

Because affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock, Goldman, Sachs & Co. is deemed to be an affiliate of the Company within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, or Rule 5121, and is deemed to have a conflict of interest under Rule 5121. In addition, KAR LLC, the selling stockholder and an affiliate of Goldman, Sachs & Co., will receive all of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 as required by Rule 5121. Because there is a “bona fide public market” (as defined in Rule 5121) for our common stock, the Rule 5121 requirement for the participation of a qualified independent underwriter does not apply to this offering.

Offering Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of the shares of common stock which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, (i) the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. KAR Auction Services, Inc. and the underwriters and their affiliates, and others will rely on the truth and accuracy of the foregoing representation, acknowledgment and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase the common stock in the offering.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to KAR Auction Services, Inc. and that it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is representing us in connection with this offering. Debevoise & Plimpton LLP, New York, New York is acting as counsel to the underwriters. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to Kelso & Company and certain of its affiliates other than us.

EXPERTS

The consolidated financial statements of KAR Auction Services, Inc. and subsidiaries as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of the particular offering referred to in this prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 22, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 2, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 6, 2013;

•

portions of our Definitive Proxy Statement on Schedule 14A filed on April 30, 2013, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2012;

•	our Current Reports on Form 8-K filed on February 28, 2013, March 8, 2013, March 13, 2013, June 11, 2013, June 13, 2013, June 24, 2013 and June 28, 2013; and

•	the description of our common stock contained in our Form 8-A filed on December 2, 2009, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K (and exhibits filed under Item 9.01 of Form 8-K relating to such information), which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

Attention: Investor Relations

(800) 923-3725

You may also access the documents incorporated by reference into this prospectus supplement through our website at www.karauctionservices.com. Except for these specific incorporated documents, the contents of our website are not part of this prospectus supplement, and you should not consider the contents of our website in making an investment decision with respect to our securities.

PROSPECTUS

KAR AUCTION SERVICES, INC.

106,853,660 Shares of Common Stock

This prospectus relates to up to 106,853,660 shares of our common stock, par value $0.01 per share, which may be offered for sale from time to time by the selling stockholder named in this prospectus. The selling stockholder may elect to sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may elect to sell its shares of common stock in the section titled “Plan of Distribution” on page 12 of this prospectus. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder. We will bear all expenses of the offering of common stock, except that the selling stockholder will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “KAR.” On June 3, 2011, the last reported sale price for our common stock on the New York Stock Exchange was $18.97 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 2 of this prospectus before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

June 22, 2011

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf process, certain of our stockholders may offer from time to time, in one or more offerings, up to 106,853,660 shares of our common stock.

This prospectus only provides you with a general description of the securities the selling stockholder may offer. If required by applicable law, each time the selling stockholder sells securities described in the prospectus we will provide a supplement to this prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read in their entirety both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the selling stockholder have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any other offering material is accurate as of any date other than the date on the front of each document, regardless of the time of delivery of this prospectus, any accompanying prospectus supplement or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since then.

In this prospectus, unless otherwise specified or the context otherwise requires, we use the terms “KAR Auction Services,” the “Company,” “we,” “us” and “our” to refer to KAR Auction Services, Inc., a Delaware corporation, and its consolidated subsidiaries.

ii

SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. It does not contain all the information you should consider before purchasing our securities. You should read in their entirety this prospectus, any accompanying prospectus supplement and any other offering materials, together with the additional information described under the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.

Our Company

We are a leading provider of vehicle auction services in North America. We facilitate an efficient marketplace providing auction services for sellers of used, or “whole car,” vehicles and salvage vehicles through our 229 physical auction locations at March 31, 2011, and multiple proprietary Internet venues. In 2010, we facilitated the sale of over 3.1 million used and salvage vehicles. Our revenues are generated through auction fees from both vehicle buyers and sellers as well as by providing value-added ancillary services, including inspections, storage, transportation, reconditioning, salvage recovery, titling, and floorplan financing. We facilitate the transfer of ownership directly from seller to buyer and we do not take title or ownership to substantially all vehicles sold at our auctions.

Our principal executive offices are located at 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032, and our telephone number is (800) 923-3725. Our website is located at www.karauctionservices.com. The information on, or accessible through, the website is not a part of, or incorporated by reference into, this prospectus. This reference to our website is an inactive textual reference only and is not a hyperlink. You should not consider the contents of our website in making an investment decision with respect to our securities.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”), which is incorporated by reference into this prospectus, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which is incorporated by reference into this prospectus, the risk factors described under the section entitled “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before making an investment decision. If any of the foregoing risks actually materializes, our business, financial condition, results of operations and prospects could be materially adversely affected. As a result, the value of our securities could decline and you could lose part or all of your investment. The foregoing risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects. See the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.

USE OF PROCEEDS

All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholder and we will not receive any of the proceeds from such sales.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws and relevant sections of the Delaware General Corporation Law (the “DGCL”), and is only a summary. You should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

General

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of May 31, 2011, we had 136,167,393 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, voting together as a single class, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Directors standing for election at an annual meeting of stockholders will be elected by a plurality of the votes cast in the election of directors at the annual meeting, either in person or represented by properly authorized proxy.

Dividends. Subject to the prior rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors.

Liquidation and Dissolution. Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Under our amended and restated certificate of incorporation we are authorized to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, none of which was issued and outstanding as of May 31, 2011. Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

We elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Certain other provisions of our amended and restated certificate of incorporation and amended and restated by-laws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, these provisions include:

•	limiting the right of stockholders to call special meetings of stockholders to holders of at least 35% of our outstanding common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	permitting our board of directors to issue preferred stock without stockholder approval;

•	granting to the board of directors, and not to the stockholders, the sole power to set the number of directors; and

•

authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board.

From and after the time that KAR Holdings II, LLC (“KAR LLC”) no longer has beneficial ownership of 35% or more of our outstanding common stock, these provisions will also include:

•

authorizing the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and

•	prohibiting stockholder action by written consent.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Corporate Opportunities

Under our amended and restated certificate of incorporation, Kelso Investment Associates VII, L.P., GS Capital Partners VI, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P. (the “Equity Sponsors”) and their respective subsidiaries and affiliates have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If any Equity Sponsor or any of their officers, directors, managers, members, partners or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the DGCL.

In the event that any of our directors and officers who is also a director, officer, manager, member, partner or employee of any of our Equity Sponsors acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Equity Sponsors pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer and Trust Company.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “KAR.” As of June 3, 2011, the closing price per share of our common stock on the New York Stock Exchange was $18.97, and we had approximately three holders of record of our common stock.

SELLING STOCKHOLDER

KAR LLC is the sole selling stockholder under this prospectus. This prospectus relates to the possible resale of up to 106,853,660 shares of our common stock by KAR LLC.

On April 20, 2007, KAR LLC acquired the shares that may be offered for resale pursuant to this prospectus in connection with a merger and related transactions pursuant to which ADESA, Inc. and Insurance Auto Auctions, Inc. became subsidiaries of KAR Auction Services, the issuer of the shares offered hereby. At the time of the merger and until its initial public offering of common stock in December 2009, KAR Auction Services was a wholly owned subsidiary of KAR LLC. In connection with the merger, KAR LLC contributed to KAR Auction Services approximately $1.1 billion of consideration, consisting of a combination of cash, stock of ADESA, Inc. and stock of Axle Holdings, Inc., in exchange for the 106,853,660 shares that may be offered for resale pursuant to this prospectus (after giving effect to certain capitalization transactions and a 10-for-1 stock split in December 2009). The per share purchase price was approximately $10 (after giving effect to a 10-for-1 stock split in December 2009).

See the “Certain Related Party Relationships” section of the proxy statement for our annual meeting of shareholders held on May 12, 2011, which is incorporated by reference into this prospectus, for a description of material relationships between us and the selling stockholder.

The following table presents certain information regarding the beneficial ownership of our common shares at May 31, 2011 that may be sold by the selling stockholder from time to time in one or more transactions:

	Shares Beneficially Owned			Shares Beneficially Owned After Sale of All Shares Offered Hereby
Name of Beneficial Owner	Number	Percentage	Number of Shares Registered Hereby	Number	Percentage
KAR Holdings II, LLC (“KAR LLC”)	106,853,660	78.5%	106,853,660	—	—

KAR LLC is controlled by the Equity Sponsors, which own common units in KAR LLC. The Equity Sponsors do not directly hold any shares of our common stock that may be offered for resale pursuant to this prospectus.

The Equity Sponsors acquired common units in KAR LLC in connection with the above-mentioned merger and related transactions that occurred on April 20, 2007. In connection with the merger, the Equity Sponsors and the Company’s management contributed to the selling stockholder approximately $1.1 billion of consideration, consisting of a combination of cash, stock of ADESA, Inc. and stock of Axle Holdings, Inc., in exchange for common units in KAR LLC.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of KAR LLC, as amended, the business and affairs of KAR LLC are managed by a board of directors. Affiliates of Kelso & Company, GS Capital Partners and ValueAct Capital each have the right to designate two directors for election to KAR LLC’s board and affiliates of Parthenon Capital have the right to designate one director, in each case so long as they continue to hold a specified amount of their original common units.

Pursuant to a director designation agreement entered into in connection with the initial public offering of our common stock in December 2009, KAR LLC has the right to directly nominate individuals to our board of directors. The director designation agreement provides that, for so long as KAR LLC owns more than 10% of our outstanding common stock, no change will be made to the size of our board without the consent of KAR LLC. KAR LLC will have the right to nominate individuals to our board at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by KAR LLC as follows (depending on the percentage ownership of KAR LLC at the time of such election):

•	so long as KAR LLC owns more than 50% of our outstanding common stock, seven individuals;

•	so long as KAR LLC owns 50% or less but at least 30% of our outstanding common stock, six individuals;

•	so long as KAR LLC owns less than 30% but at least 20% of our outstanding common stock, four individuals;

•	so long as KAR LLC owns less than 20% but at least 10% of our outstanding common stock, three individuals;

•	so long as KAR LLC owns less than 10% but at least 5% of our outstanding common stock, one individual; and

•	after such time as KAR LLC owns less than 5% of our outstanding common stock, no individuals.

The selling stockholder may be deemed to be an affiliate of Goldman, Sachs & Co. (“Goldman Sachs”), a registered broker-dealer. The selling stockholder acquired the shares that may be offered for resale pursuant to this prospectus with investment intent in the ordinary course of business (such business being the investment in and development of companies) in connection with the merger transaction described above. At the time of the purchase of these shares, neither the selling stockholder nor Goldman Sachs had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Equity Sponsors and certain members of management do not own the shares of our common stock offered for resale pursuant to this prospectus. KAR LLC holds all of these shares and the Equity Sponsors and certain members of management hold common units in KAR LLC. The following table presents information on what the beneficial ownership of these shares would be if beneficial ownership of these shares were attributed to the Equity Sponsors and certain members of management based solely on their proportionate holdings of common units in KAR LLC at May 31, 2011.

	Shares Beneficially Owned
Name of Beneficial Owner	Number (1)	Percentage (2)
KAR Holdings II, LLC	106,853,660	78.5%
KELSO GROUP:
Kelso Investment Associates VII, L.P. (3)(4)	45,323,240	33.3%
KEP VI, LLC (3)(4)	45,323,240	33.3%
Frank T. Nickell (3)(4)(5)	45,323,240	33.3%
Thomas R. Wall, IV (3)(4)(5)	45,323,240	33.3%
George E. Matelich (3)(4)(5)	45,323,240	33.3%
Michael B. Goldberg (3)(4)(5)(6)	45,323,240	33.3%
David I. Wahrhaftig (3)(4)(5)	45,323,240	33.3%
Frank K. Bynum, Jr. (3)(4)(5)	45,323,240	33.3%
Philip E. Berney (3)(4)(5)	45,323,240	33.3%
Frank J. Loverro (3)(4)(5)	45,323,240	33.3%
James J. Connors, II (3)(4)(5)	45,323,240	33.3%
Church M. Moore (3)(4)(5)(6)	45,323,240	33.3%
Stanley de J. Osborne (3)(4)(5)	45,323,240	33.3%
Christopher L. Collins (3)(7)	8,995,450	6.6%

	Shares Beneficially Owned
Name of Beneficial Owner	Number (1)	Percentage (2)
PARTHENON GROUP:
Parthenon Investors II, L.P. and related funds (8)(9)(10)	8,865,530	6.5%
GOLDMAN GROUP:
GS Capital Partners VI Fund, L.P. and related funds (11)(12)	27,081,830	19.9%
VALUEACT GROUP:
ValueAct Capital Master Fund, L.P. (13)(14)(15)	23,477,018	17.2%
AXLE HOLDINGS II, LLC (3)	27,326,090	20.1%
EXECUTIVE OFFICERS AND DIRECTORS THAT HAVE AN INTEREST IN KAR LLC
Brian T. Clingen (6)(16)	1,382,680	1.0%
James P. Hallett (6)(17)	109,675	*
Warren W. Byrd (18)	47,740	*
Thomas J. Caruso (19)	73,885	*
Eric M. Loughmiller (20)	15,910	*
Thomas C. O’Brien (6)(21)	27,930	*
Rebecca C. Polak (22)	51,700	*
Benjamin Skuy (23)	85,408	*
David J. Vignes (24)	54,188	*
Thomas J. Carella (6)(12)(25)	27,081,830	19.9%
Michael B. Goldberg (3)(4)(5)(6)	45,323,240	33.3%
Peter H. Kamin (6)(13)(15)	23,477,018	17.2%
Sanjeev K. Mehra (6)(12)(25)	27,081,830	19.9%
Church M. Moore (3)(4)(5)(6)	45,323,240	33.3%
Gregory P. Spivy (6)(13)(15)	23,477,018	17.2%
ALL OTHER PERSONS THAT HAVE AN INTEREST IN KAR LLC AS A GROUP (26)	832,496	*

*	Less than one percent.

(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of May 31, 2011.

(2)	Shares subject to options exercisable within 60 days of May 31, 2011 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others. Percentages for Axle Holdings II, LLC (“Axle LLC”), the members of the Kelso Group, the members of the Goldman Group, ValueAct Capital and the members of the Parthenon Group are reflective of beneficial ownership of KAR LLC common interests (which, in certain cases, includes beneficial ownership of KAR LLC common interests held by Axle LLC).

(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

(4)	Includes (i) 18,479,970 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, ownership interest in Axle LLC, (ii) 4,575,990 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of KEP VI, LLC, a Delaware limited liability company, or KEP VI, ownership interest in Axle LLC, (iii) 17,847,820 shares of common stock held of record by KAR LLC, by virtue of KIA VII’s ownership interest in KAR LLC and (iv) 4,419,460 shares of common stock held of record by KAR LLC, by virtue of KEP VI’s ownership interest in KAR LLC. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including beneficial ownership of shares held by KAR LLC that are attributable to Axle LLC), by virtue of their ownership interests in KAR LLC and Axle LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of KIA VII and KEP VI disclaim such beneficial ownership.

(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including shares owned by KAR LLC which are attributable to Axle LLC), by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne (the “Kelso Individuals”) share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.

(6)	Members of our Board of Directors.

(7)	Mr. Collins may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including shares owned by KAR LLC which are attributable to Axle LLC), by virtue of his status as a managing member of KEP VI. Mr. Collins shares investment and voting power with the Kelso Individuals with respect to ownership interests owned by KEP VI but disclaims beneficial ownership of such interests.

(8)	The business address for these persons is c/o Parthenon Capital, 265 Franklin Street, 18th Floor Boston, MA 02110.

(9)	Includes 6,018,180 shares of common stock beneficially owned by PCap KAR, LLC (“Parthenon HoldCo”) through KAR LLC. PCap KAR, LLC is controlled by Parthenon Investors II, L.P. and Parthenon Investors III, L.P. Also includes shares beneficially owned by the following entities by virtue of their ownership in Axle Holdings II, LLC, which in turn is a member of KAR LLC: (i) 2,766,570 shares through Parthenon Investors II, L.P., (ii) 38,070 shares though PCIP Investors, and (iii) 42,710 shares through J&R Founders Fund II, L.P.

(10)	Mr. John C. Rutherford, William Kessinger, David Ament and Brian Golson, by virtue of their status of members of the investment committee of the general partner of Parthenon Holdco, Parthenon Investors II, L.P., Parthenon Investors III, L.P. and PCIP Investors may be deemed to control the shares beneficially owned by these entities. The shares held by J&R Founder Fund II, L.P. may be deemed to be beneficially owned by J&R Advisors F.F., LLC., its general partner, and by Mr. Ernest K. Jacquet and Mr. John C. Rutherford due to their control of J&R Advisors F.F., LLC. Each of these entities and individuals disclaims beneficial ownership of these shares except to the extent of its or his pecuniary interest therein.

(11)	Shares reported are held of record by KAR LLC but are beneficially owned directly by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Offshore Fund, L.P., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., Goldman, Sachs Management GP GMBH and GS Advisors VI, L.L.C. (together, the “Goldman Funds”). Affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner of each of the Goldman Funds. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. is a public entity and its common stock is publicly traded on the NYSE. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Funds share voting and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.

(12)	The business address for these persons is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

(13)

Includes 22,568,190 shares of common stock held of record by KAR LLC but is beneficially owned directly by ValueAct Capital Master Fund, L.P. by virtue of ValueAct Capital Master Fund, L.P.’s ownership interest in KAR LLC and may be deemed to be beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and as the majority owner of the membership interests of VA Partners I, LLC, and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Jeffrey W. Ubben, G. Mason Morfit and George F. Hamel, Jr. serve on the management board of ValueAct Holdings GP, LLC, and as such may be deemed to share voting and investment power with respect to the reported shares. Each of the foregoing reporting persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(14)	The business address for these persons is c/o ValueAct Capital, 435 Pacific Avenue, 4th Floor, San Francisco, CA 94133.

(15)	Includes 908,828 shares of common stock directly beneficially owned by ValueAct Capital Master Fund, L.P. and may be deemed to be indirectly beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC, and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Each of the foregoing reporting persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(16)	Includes (i) 379,650 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Clingen’s common ownership interest in Axle LLC, and (ii) 1,003,030 shares of common stock held of record by KAR LLC, by virtue of Mr. Clingen’s common ownership interest in KAR LLC.

(17)	Includes (i) 9,375 shares of common stock issuable pursuant to options that are currently exercisable, and (ii) 100,300 shares of common stock held of record by KAR LLC, by virtue of Mr. Hallett’s common ownership interest in KAR LLC.

(18)	Includes (i) 42,720 shares of common stock issuable pursuant to options that are currently exercisable, and (ii) 5,020 shares of common stock held of record by KAR LLC, by virtue of Mr. Byrd’s common ownership interest in KAR LLC.

(19)	Includes (i) 68,865 shares of common stock issuable pursuant to options that are currently exercisable, and (ii) 5,020 shares of common stock held of record by KAR LLC, by virtue of Mr. Caruso’s common ownership interest in KAR LLC.

(20)	Includes (i) 3,010 shares of common stock held of record by KAR LLC, by virtue of Mr. Loughmiller’s common ownership interest in KAR LLC, and (ii) 12,900 shares of common stock owned by Mr. Loughmiller.

(21)	Includes (i) 25,920 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. O’Brien’s common ownership interest in Axle LLC, and (ii) 2,010 shares of common stock held of record by KAR LLC, by virtue of Mr. O’Brien’s common ownership interest in KAR LLC.

(22)	Includes (i) 7,520 shares of common stock held of record by KAR LLC, by virtue of Ms. Polak’s common ownership interest in KAR LLC, and (ii) 44,180 shares of common stock issuable pursuant to options that are currently exercisable.

(23)	Includes (i) 55,328 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 25,080 shares of common stock held of record by KAR LLC, by virtue of Mr. Skuy’s common ownership interest in KAR LLC, and (iii) 5,000 shares of common stock owned by Mr. Skuy.

(24)	Includes (i) 45,678 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 3,510 shares of common stock held of record by KAR LLC, by virtue of Mr. Vignes’ common ownership interest in KAR LLC, and (iii) 5,000 shares of common stock owned by Mr. Vignes.

(25)	Messrs. Mehra and Carella are managing directors of Goldman, Sachs & Co. Mr. Mehra, Mr. Carella and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the common stock owned directly or indirectly by the Goldman Funds and Goldman Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.

(26)	Includes other persons who in the aggregate own less than 1% of our outstanding common stock indirectly through KAR LLC.

PLAN OF DISTRIBUTION

The selling stockholder may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers, including affiliates;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, the manner in which the selling stockholder may sell the securities, include, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

The selling stockholder may also enter into hedging transactions. For example, the selling stockholder may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use common stock received from the selling stockholder to close out its short positions;

•	sell securities short and redeliver such shares to close out the selling stockholder’s short positions;

•

enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•

loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, the selling stockholder may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement, if any. If so, the third party may use securities borrowed from the selling stockholder to settle such sales and may use securities received from the selling stockholder to close out any related short positions. The selling stockholder may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who or which may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement, if any.

If required by applicable law, a prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by the selling stockholder, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). Any discounts or commissions and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. The selling stockholder will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement, if any.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. The selling stockholder may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement, if any.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we and the selling stockholder will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

The selling stockholder may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. The selling stockholder may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for the selling stockholder. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, the selling stockholder may enter into agreements with such underwriters or agents pursuant to which the selling stockholder receives our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from the selling stockholder under these arrangements to close out any related open borrowings of securities.

Dealers

The selling stockholder may sell the offered securities to dealers as principals. The selling stockholder may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with the selling stockholder at the time of resale. Dealers engaged by the selling stockholder may allow other dealers to participate in resales.

Direct Sales

The selling stockholder may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

The selling stockholder may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement, if any, will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

The selling stockholder will enter into such delayed contracts only with institutional purchasers that the selling stockholder approves. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Electronic Auctions

The selling stockholder may also make sales through the Internet or through other electronic means. Since the selling stockholder may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you should pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by the selling stockholder, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

Indemnification; Other Relationships

The selling stockholder may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is representing us in connection with offerings pursuant to this prospectus. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the applicable prospectus supplement, if any.

EXPERTS

The consolidated financial statements of KAR Auction Services, Inc. and subsidiaries as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and which are subject to certain risks, trends and uncertainties. In particular, statements made in this prospectus that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions, potential refinancings and anticipated cash requirements) may be forward-looking statements. Words such as “should,” “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward-looking statements. Such statements, including statements regarding our future growth; anticipated cost savings, revenue increases and capital expenditures; strategic initiatives, greenfields and acquisitions; our competitive position; and our continued investment in information technology are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 24, 2011. Some of these factors include:

•	fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles and the resulting impact on auction sales volumes, conversion rates and loan transaction volumes;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	the ability of consumers to lease or finance the purchase of new and/or used vehicles;

•	the ability to recover or collect from delinquent or bankrupt customers;

•	economic conditions including fuel prices, foreign exchange rates and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles auctioned, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures;

•	costs associated with the acquisition of businesses or technologies;

•	litigation developments;

•	our ability to successfully implement our business strategies or realize expected cost savings and revenue enhancements;

•	our ability to develop and implement information systems responsive to customer needs;

•	business development activities, including acquisitions and integration of acquired businesses;

•	the costs of environmental compliance and/or the imposition of liabilities under environmental laws and regulations;

•	weather;

•	general business conditions;

•	our substantial amount of debt;

•	restrictive covenants in our debt agreements;

•	our assumption of the settlement risk for vehicles sold;

•	any impairment to our goodwill;

•	our self-insurance for certain risks;

•	any losses of key personnel;

•	interruptions to service from our workforce;

•	changes in effective tax rates;

•	changes to accounting standards; and

•	other risks described from time to time in our filings with the SEC, including our most recent Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q filed by us.

Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this prospectus are made as of the date on which they are made and we do not undertake to update our forward-looking statements.

Our future growth depends on a variety of factors, including our ability to increase vehicle sold volumes and loan transaction volumes, acquire additional auctions, manage expansion, relocate and integrate acquisitions, control costs in our operations, introduce fee increases, expand our product and service offerings including information systems development and retain our executive officers and key employees. Certain initiatives that management considers important to our long-term success include substantial capital investment in e-business, information technology, facility relocations and expansions, as well as operating initiatives designed to enhance overall efficiencies, have significant risks associated with their execution, and could take several years to yield any direct monetary benefits. Accordingly, we cannot predict whether our growth strategy will be successful. In addition, we cannot predict what portion of overall sales will be conducted through online auctions or other redistribution methods in the future and what impact this may have on our auction business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including KAR Auction Services.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 24, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 4, 2011;

•

portions of our Definitive Proxy Statement on Schedule 14A filed on April 12, 2011, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2010;

•	our Current Reports on Form 8-K filed February 16, 2011, April 26, 2011, May 17, 2011, May 20, 2011 and May 25, 2011; and

•	the description of our common stock contained in our Form 8-A filed on December 2, 2009, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K (and exhibits filed under Item 9.01 of Form 8-K relating to such information), which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

Attention: Investor Relations

(800) 923-3725

You may also access the documents incorporated by reference into this prospectus through our website at www.karauctionservices.com. Except for these specific incorporated documents, the contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our securities.